EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification of relevant change to significant shareholder

ST HELIER, Jersey, Aug. 19, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") announces that it has been advised by Allan Gray Bermuda Limited (“AGBL”), in its capacity as an investment manager, that its clients’ aggregate shareholding now constitutes a total interest of 4.8185% of the total issued shares in the Company.

Further information was provided on behalf of AGBL as follows:

Issuer name - CALEDONIA MINING CORPORATION PLC

ISIN – JE00BF0XVB15

Significant shareholder - Allan Gray Bermuda Limited

City of registered office - Cape Town

Country of registered office - South Africa

Date on which threshold was crossed – 15 August 2024

Date on which Issuer notified – 16 August 2024

% of direct voting rights – 4.8185%

Date of completion – 16 August 2024

Place of completion – Cape Town

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39